Filed Pursuant to Rule 433

Registration No. 333-213231

Term Sheet dated August 22, 2016

The Progressive Corporation

$500,000,000

2.45% SENIOR NOTES DUE 2027

Issuer:	The Progressive Corporation

Format:	SEC Registered

Securities:	2.450% Senior Notes Due 2027

Expected Ratings (Moody’s / S&P / Fitch)*:	A2 / A / A (stable/stable/stable)

Security Type:	Senior Unsecured Fixed Rate Notes

Trade Date:	August 22, 2016

Settlement Date:	August 25, 2016 (T+3)

Maturity Date:	January 15, 2027

Principal Amount:	$500,000,000

Price to Public:	99.965% of principal amount

Gross Underwriting Discount:	0.650%

Proceeds to Issuer Before Expenses:	$496,575,000

Spread to Treasury Benchmark:	92 basis points

Treasury Benchmark:	1.500% due August 15, 2026

Treasury Benchmark Yield:	1.534%

Coupon:	2.450%

Yield to Maturity:	2.454%

Interest Payment Dates:	Semi-annually on January 15 and July 15, commencing on January 15, 2017

Optional Redemption:	Make whole call as set forth in the preliminary prospectus supplement (Treasury Rate plus 15 basis points).

Denominations:	Minimum of $2,000, with increments of $1,000 thereafter

CUSIP; ISIN:	743315AR4 / US743315AR46

Joint Bookrunners:	Credit Suisse Securities (USA) LLC Goldman, Sachs & Co.

*Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The issuer has filed a registration statement, including a prospectus and preliminary prospectus supplement, with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement, the preliminary prospectus supplement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request by calling Credit Suisse Securities (USA) LLC toll free at 1-800-221-1037 or Goldman, Sachs & Co. toll free at 1-866-471-2526.

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